April 13, 2012

Mr. Martin James
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:           Illinois Tool Works Inc.
Form 10-K for the Fiscal Year ended December 31, 2011
Filed February 17, 2012
File No. 001-04797

Dear Mr. James:

Illinois Tool Works Inc. (the “Company” or “ITW”) hereby submits its response to your comment letter dated March 30, 2012 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2011 filed with the Securities and Exchange Commission (the “Commission”) on February 17, 2012. To facilitate your review, the full text of each of your comments is set forth below in italics followed by ITW’s response.

Form 10-K for the year ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Income, page 16

1.
You disclose that your base margins increased 360 basis points primarily due to positive leverage from the increase in base revenues and that benefits from restructuring projects were partially offset by unfavorable selling price versus material cost comparisons. We also note similar explanations provided in your discussions of operating income of your various segments. These explanations appear to be overly general and do not clearly convey to investors the reasons for the changes in your operating income. With a view towards revised disclosure in future filings, please tell us in layman's terms what you mean by the above disclosure. Clearly identify each factor that materially resulted in a change in operating income, whether positively or negatively, and quantify the impact of each factor. Please refer to Item 303 of Regulation S-K and Release No. 33-8350.

ITW Response:

The Company quantifies several key factors that impact the operating revenues, operating income and operating margins of its reportable segments and provides the effect of each key factor in tabular format for the total company and each reportable segment. These key factors are the same as those tracked by management in assessing and understanding the operating results of the Company’s segments and provide readers with a view of the Company’s operating results through the eyes of management.  The key factors presented include the period-over-period effect of changes in operating income due to base business revenue change (i.e., operating leverage impact due to volume changes), changes in variable margins and overhead costs, acquisitions and divestitures, restructuring costs, impairment of goodwill and intangibles, and foreign currency translation.  The Company uses this tabular presentation of key factors as its primary method of quantitatively communicating and discussing the material changes in operating revenues, operating income and operating margins across the total company and each reportable segment.

The Company’s comments on page 15 of the Company’s 2011 Form 10-K regarding the positive [operating] leverage from the increase in base revenues are quantified in the tables preceding the discussion and accounted for 280 basis points of the total 300 basis point change in base business margins.  To assist the reader in understanding what the Company means by operating leverage, the Company provided the following definition in the “Introduction” section of “Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations:”

“Operating leverage is the estimated effect of the base business revenue changes on operating income, assuming variable margins remain the same as the prior period. As manufacturing and administrative overhead costs usually do not significantly change as a result of revenues increasing or decreasing, the percentage change in operating income due to operating leverage is usually more than the percentage change in the base business revenues.”

The additional discussion regarding the benefits of restructuring projects and the impact of cost increases compared to selling prices was provided to give additional insight regarding the 20 basis point change in base business variable margins and overhead costs. The change in base business operating margins was primarily due to the operating leverage from the increase in base revenues.  To further assist readers in understanding what the Company means by “Operating leverage” and “Changes in variable margins and overhead costs” in the tables presented, the Company will expand its definition of operating leverage and provide additional explanation regarding changes in variable margins and overhead costs in future filings in the “Introduction” section of “Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.”  Below is our expanded disclosure, with the new disclosure underlined:

“Operating leverage is the estimated effect of the base business revenue volume changes on operating income, assuming variable margins remain the same as the prior period. As manufacturing and administrative overhead costs usually do not significantly change as a result of revenues increasing or decreasing, the percentage change in operating income due to operating leverage is usually more than the percentage change in the base business revenues.  Changes in variable margins and overhead costs represent the estimated effect of non-volume related changes in base business operating income and may be driven by a number of factors, including changes in product mix, the cost of raw materials, labor and overhead, and pricing to customers.”

Liquidity and Capital Resources, page 27

2.
You disclose that you use free operating cash flow to measure cash flow generated by operations that is available for dividends, acquisitions, share repurchases and debt repayment and to fund company initiatives. As described the measure appears to represent residual cash flow available for discretionary expenditure. Please tell us how you considered the Staff's guidance in Question 102.07 of Compliance and Disclosure Interpretations on Non-GAAP Financial Measures in presenting this measure, or consistent with the reconciliation you presented, revise future filings to clearly describe the measure as net cash from operating activities less capital expenditures.

ITW Response:

The Company will expand its introductory paragraph in future filings to clearly explain how the Company defines free operating cash flow. Please see the response to number 3 below for the expanded disclosure.

3.
Please tell us why you did not identify “free operating cash flow”, “return on average invested capital”, “return on invested capital” and “total debt to EBITDA” as non-GAAP measures. Refer to Item 10(e)(1)(ii)(E) of Regulation S-K.

ITW Response:

The Company will revise its disclosures in future filings to identify “free operating cash flow,” “return on average invested capital,” “return on invested capital” and “total debt to EBITDA” as non-GAAP measures as follows, with the new disclosures underlined:

“The Company uses free operating cash flow to measure cash flow generated by operations that is available for dividends, acquisitions, share repurchases and debt repayment. The Company believes this non-GAAP financial measure is useful to investors in evaluating our financial performance and measures our ability to generate cash internally to fund Company initiatives. Free operating cash flow represents net cash provided by operating activities less additions to plant and equipment. Free operating cash flow is a measurement that is not the same as net cash flow from operating activities per the statement of cash flows and may not be consistent with similarly titled measures used by other companies.”

“The Company uses return on average invested capital (“ROIC”) to measure the effectiveness of its operations' use of invested capital to generate profits. ROIC is a non-GAAP financial measure that the Company believes is a meaningful metric to investors in evaluating the Company's financial performance and may be different than the method used by other companies to calculate ROIC. Invested capital represents the net assets of the Company, excluding cash and cash equivalents and outstanding debt, which are excluded as they do not represent capital investment in the Company's operations. Average invested capital is calculated using balances at the start of the period and at the end of each quarter.”

“The Company uses the ratio of total debt to EBITDA to measure its ability to repay its outstanding debt obligations. The Company believes that total debt to EBITDA is a meaningful metric to investors in evaluating the Company's long term financial liquidity and may be different than the method used by other companies to calculate total debt to EBITDA. EBITDA and the ratio of total debt to EBITDA are non-GAAP financial measures. The ratio of total debt to EBITDA represents total debt divided by income from continuing operations before interest expense, other income (expense), income taxes, depreciation, and amortization and impairment of goodwill and other intangible assets on a trailing twelve month basis.”

Contractual Obligations and Off-Balance Sheet Arrangements, page 31

4.
We note your discussions of raw material price increases and potential supply shortages on page 8. Please tell us whether you have any known purchase obligations and your consideration of whether they should be disclosed pursuant to the requirements of Item 303(A)(5) of Regulation S-K.

ITW Response:

Due to the Company’s decentralized operating structure and large number of diverse businesses, the Company’s businesses generally negotiate individually with their vendors.  As a result, vendor purchases are typically small, short-term orders that are transacted using purchase orders rather than long-term supply agreements. The Company does not have material agreements with vendors to purchase goods or services under contracts that are enforceable and legally binding and that specify all significant terms to purchase goods or services, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction, as defined in Item 303(A)(5) of Regulation S-K.

Notes to Financial Statements, page 50

5.	Please describe to us the circumstances or transactions that resulted in the intersegment goodwill transfers in 2011 and discuss how you considered the disclosures required by ASC 350-20-50-1.

ITW Response:

In accordance with ASC 350-20-50-1, the Company included the changes in the carrying amount of goodwill by reportable segment in the Company’s “Goodwill and Intangible Assets” note in “Item 8. Financial Statements and Supplementary Data,” including additional goodwill recognized during the period, goodwill included in a disposal group classified as held for sale, impairment losses recognized during the period, net exchange differences arising during the period, and the gross amount of accumulated goodwill impairment losses.

Additionally, in 2011, the Company made certain changes in its internal management reporting structure that resulted in changes in some of the reportable segments.  These changes primarily related to the pressure sensitive adhesives and static and contamination control reporting units moving to the Power Systems & Electronics segment. The Company reported the impact of these changes on segment goodwill as intersegment goodwill transfers in the rollforward information required by ASC 350-20-50-1.

The Company believes that the rollforward information provided in the Goodwill and Intangible Assets note addresses the required disclosures pursuant to ASC 350-20-50-1.

******

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of the above responses, please do not hesitate to contact the undersigned at 847-657-4014.

Sincerely,

/s/ Randall J. Scheuneman

Vice President & Chief Accounting Officer
Illinois Tool Works Inc.
3600 West Lake Avenue
Glenview, IL 60026